

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Via E-mail
Mr. Javier G. Gutiérrez
President and Chief Executive Officer
Ecopetrol, S.A.
Carrera 7 No. 37-69
Bogota, Republic of Colombia

> **Re: Ecopetrol, S.A.**
> **Form 20-F for Year Ended December 31, 2009**
> **Filed July 15, 2010**
> **Response letter filed January 19, 2011**
> **File No. 1-34175**

Dear Mr. Gutiérrez:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

General

1.   Please confirm that you will disclose the information provided in your response to comments two and three in our letter dated December 17, 2010 in your next annual report on Form 20-F.

Legal Proceedings, page 57

2.   We note your disclosure in the current reports on Form 6-K filed on January 21, 2011 and October 28, 2008 regarding your dispute with Llanos Oil Exploration Ltd. Please tell us why you have not provided related information in your annual report on Form 20-F pursuant to Item 8.A.7.

Loans to Our Directors and Executive Officers, page 101

3.   We note your response to comment four in our letter dated December 17, 2010. Please
        tell us whether your executive officers will continue to participate in the housing loans
        program that you describe in your response. If they will continue to participate in such
        program, please provide your analysis as to why such participation would not be
        restricted by Section 13(k) of the Exchange Act.

Disclosure Controls and Procedures, page 122

4.   We have considered your response to comment seven in our letter dated December 17,
        2010 and do not agree with your conclusion regarding the effectiveness of your
        disclosure controls and procedures as of December 31, 2009.

        A conclusion that internal control over financial reporting is not effective does not
        necessarily mean that disclosure controls and procedures are not effective. However,
        there is substantial overlap between disclosure controls and procedures and internal
        control over financial reporting. To the extent internal control over financial reporting
        impacts public disclosure, disclosure controls and procedures are inclusive of such
        internal controls, as they apply to all material information to be included in a report,
        within and outside the financial statements. In this regard, disclosure controls and
        procedures include the components of internal control over financial reporting that
        provide reasonable assurance that transactions are recorded as necessary to permit
        preparation of the financial statements in accordance with GAAP.   For foreign private
        issuers who file their financial statements in their home country GAAP, this includes
        controls related to the preparation of the U.S. GAAP reconciliation because the
        reconciliation is a required element of the financial statements.

        The staff believes that officers generally will not be able to conclude disclosure controls
        and procedures are effective when material weaknesses have been identified in internal
        control over financial reporting. As indicated in our prior comment, you disclose that the
        material weakness impacted your ability to prepare required reconciliations between
        Colombian Government Entity GAAP and U.S. GAAP and that the errors resulting from
        the material weakness were identified by your auditors. In view of these factors, we
        believe the material weakness related to an aspect of internal control over financial
        reporting that is also part of disclosure controls and procedures. Accordingly, we do not
        concur with your conclusion that your disclosure controls and procedures were effective
        as of December 31, 2009.

Financial Statements

Note 33 – Differences between Colombian Governmental Entity accounting principles and U.S. GAAP, page F-58

5.   Please tell us how you considered FASB ASC 450-20 when you determined that you were not required to disclose the Llanos Oil Exploration dispute in your financial statement footnotes under U.S. GAAP. Tell us how your determination was consistent with the disclosure you furnished in Form 6-K on October 28, 2008, regarding this matter. In your response, please address the specific requirements of FASB ASC 450-20-50-1 to 50-10.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner for
                                        Roger Schwall
                                        Assistant Director